SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 29, 2005

JSG FUNDING PLC

(formerly known as MDP Acquisitions plc)

(Translation of registrant’s name into English)

Beech Hill
Clonskeagh
Dublin 4
Ireland
Telephone: +353 (1) 202-7000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On November 23, 2005, JSG Packaging Limited (“Parent”), JSG Acquisitions, Smurfit Kappa Feeder G.P. Limited (in its capacity as general partner of Smurfit Kappa Feeder L.P.), certain investment funds managed or advised by Cinven Limited and certain investment funds managed or advised by CVC Capital Partners Limited, which are the controlling shareholders of Kappa Holding B.V. (“Kappa”), and the other Kappa shareholders entered into a Share Purchase Agreement pursuant to which Parent and its subsidiaries (collectively, the “JSG Group”) and Kappa and its subsidiaries (collectively, the “Kappa Group”) will merge their respective operations.  The merger will be effected through the issuance of class B ordinary shares of Parent, the payment of approximately €300 million in cash and the issuance of a subordinated promissory note in the amount of approximately €75 million, subject to closing adjustments, to Kappa’s existing shareholders.  JSG Acquisitions and certain other subsidiaries of Parent expect to enter into a new senior credit facility to finance the cash consideration to be paid to the existing Kappa shareholders, to refinance the existing Kappa Group indebtedness and to refinance the existing senior credit facility of JSG Acquisitions.  Pursuant to the terms of the Share Purchase Agreement, it is expected that Parent’s existing shareholders will own 58.3% and Kappa’s existing shareholders will own 41.7% of the combined company upon completion of the transaction.  Consummation of the transaction is expected to occur on December 1, 2005 and is subject to the satisfaction or waiver of conditions typical to a transaction of this nature, including, but not limited to, the following:

•      The acquiescence of European Commission and Irish antitrust regulatory authorities (which has been obtained).

•      The absence of any order, injunction, judgment or decree of any court or governmental or regulatory authority that would prohibit or restrain the transaction.

•      The absence of a material adverse change in the business, prospects, financial conditions or results of the JSG Group or the Kappa Group, respectively, in each case taken as a whole, since November 23, 2005.

•      The parties’ compliance in all material respects with, and absence of a material breach of, certain obligations under the Share Purchase Agreement.

•      Parent’s adopting certain amendments to its Memorandum and Articles of Association.

There is no assurance that any or all of the conditions to the consummation of the transaction will be satisfied or that the transaction will close in accordance with the agreed upon terms, or at all.  In addition, JSG Acquisitions has undertaken to use all reasonable endeavors to enter into a new senior credit facility, and if JSG Acquisitions is unable to procure the availability of funds pursuant to a new senior credit facility by December 31, 2005, any party shall be entitled to terminate the Share Purchase Agreement.

This report contains forward-looking statements.  These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will” or “should” or, in each case, their negative, or other variations or comparable terminology.  These forward-looking statements include all matters that are not historical facts.  By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future.  We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in, or suggested by, the forward-looking statements contained in our filings with the SEC.  As detailed in JSG Funding plc’s Annual Report on Form 20-F, the risks and uncertainties that could cause actual results to differ materially from those contemplated in our filings with the SEC include, among others: (a) our substantial leverage and our ability to meet our debt service obligations; (b) our ability to generate growth or profitable growth; (c) the availability and price of raw materials; (d) our ability to integrate our operations and acquisitions successfully; (e) our exposure to currency or interest rate fluctuations; (f) our ability to implement our business strategy successfully; (g) our ability to comply with existing or newly implemented environmental regimes in the countries in which we operate; (h) our liability for violations or contamination, known or unknown, under environmental laws; (i) increased competition from other companies in our industry and our ability to retain or increase our market shares; (j) our ability to maximize operating and organizational efficiencies; and (k) general local and global economic conditions.  Consummation of the transaction is also subject to satisfaction or waiver of all closing conditions agreed upon by the parties, including those mentioned above.  In view of these considerations, JSG Funding plc’s noteholders should not place undue reliance on the predictive value of the forward-looking statements made in this report.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JSG FUNDING PLC

Date: November 29, 2005	By:	/s/ Ian J. Curley
Ian J. Curley
Director and Chief Financial Officer